UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 24, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

CUSIP No.	76128Y 10 2	Page	- 2 -

1	NAMES OF REPORTING PERSON: SEI, Inc. S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,130,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		6,130,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,130,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.6%

14	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	76128Y 10 2	Page	- 3 -
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Retail Ventures, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 4150 E. Fifth Ave., Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	This statement is filed by SEI, Inc. (f/k/a Retail Ventures, Inc.), a Nevada corporation. Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of SEI, Inc. as of the date hereof.

(b)	Principal business address: 1800 Moler Road, Columbus, Ohio 43207

(c)	Principal business: SEI, Inc. is a company holding interests in various affiliated and non-affiliated entities.

(d)	Criminal convictions: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Each of the individuals listed on Schedule A annexed hereto is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration
     SEI, Inc. (f/k/a Retail Ventures, Inc.) used cash of $1,833,852.26, inclusive of brokerage commissions, to purchase an aggregate of 614,600 shares of the Common Stock of the Company (the “Shares”) in open market purchases.
ITEM 4. Purpose of Transaction
     On December 18, 22, 23 and 24, 2008, SEI, Inc. (f/k/a Retail Ventures, Inc.), purchased an aggregate of 614,600 shares of the Common Stock of the Company in the open market. Jay L. Schottenstein is a director and Chairman of SEI, Inc., 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor.

CUSIP No.	76128Y 10 2	Page	- 4 -
     The reporting person evaluates each of its investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation the reporting person may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. In this connection, the reporting person acquired additional Shares on the open market because it believed that the market price for such Shares represented an attractive opportunity to acquire such Shares. The reporting person may acquire additional Shares if it determines that the price to acquire such Shares represent an attractive opportunity. Such acquisition may occur in the open market, through private purchases, by means of a tender offer, or an offer letter sent to the Company and its board of directors or otherwise, and may be effected with or without the participation of third parties. The reporting person reserves the right, based on all relevant factors and circumstances, to change its investment intent with respect to the Company and the Shares at any time in the future, and to change its intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to its future course of action, the reporting person will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting person, any contractual obligations to which the reporting person is now or may in the future become subject, including in respect of the financing of its ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time the reporting person may enter into discussions with the Company and/or third parties, concerning its holding of the Shares and possible future extraordinary transactions involving the reporting person and the Company and such third persons. There can be no assurance as to whether the reporting person will take any action with respect to its ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting person, the terms of any transaction, or the timing or certainty of any transaction.
Except as otherwise disclosed in this Item 4, the reporting person does not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition or disposition of Shares, the reporting person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the

CUSIP No.	76128Y 10 2	Page	- 5 -
Company, or other third parties regarding such matters.
ITEM 5. Interest in Securities of the Issuer
(a)	SEI, Inc. owns 6,130,400 shares of the Company’s Common Stock, representing 12.6% of the outstanding shares. Mr. Schottenstein is the Chairman of SEI, Inc.

The reporting person may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with Mr. Schottenstein and his affiliates because of Mr. Schottenstein’s position with SEI, Inc. Mr. Schottenstein beneficially owns 35,992,468 shares of the Company’s Common Stock in the aggregate, representing 60.9% of the outstanding shares. This includes (i) 195,300 shares of Common Stock beneficially owned by Mr. Schottenstein individually; (ii) 9,593,333 shares of the Company’s Common Stock beneficially owned by Schottenstein Stores Corporation (Mr. Schottenstein serves as a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation); (iii) 20,020,935 shares of the Company’s Common Stock beneficially owned by Schottenstein RVI, LLC (Mr. Schottenstein serves as the manager of Schottenstein RVI, LLC); (iv) 6,130,400 shares of the Company’s Common Stock beneficially owned by SEI, Inc. (Mr. Schottenstein is the Chairman of SEI, Inc.), and (v) 52,500 shares of Common Stock owned by Glosser Brothers Acquisition, Inc., (Mr. Schottenstein serves as Chairman and President and Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

SEI, Inc. disclaims beneficial ownership of any shares of the Company’s Common Stock other than the 6,130,400 shares of the Company’s Common Stock that it holds directly and is the subject of this Schedule 13D.

(b)	SEI, Inc. has shared power to vote and dispose of 6,130,400 shares. Jay L. Schottenstein is the Chairman of SEI, Inc.

(c)	Transactions effected by SEI, Inc. during the past 60 days:

Date	Shares Purchased	Purchase Price*
12/12/08	1,331,300	$1.30
12/15/08	1,025,000	$2.02
12/16/08	1,600,000	$2.59
12/17/08	1,062,100	$2.98
12/18/08	228,000	$2.92
12/22/08	94,700	$2.99
12/23/08	165,700	$2.99
12/24/08	126,200	$2.99

CUSIP No.	76128Y 10 2	Page	- 6 -

*  Represents a weighted average of the purchase price of the shares purchased on the open market.
(d)	N/A.

(e)	N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
ITEM 7. Material to Be Filed as Exhibits
None.

CUSIP No.	76128Y 10 2	Page	- 7 -
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI, INC.
DATED: December 30, 2008	By:	/s/ Thomas R. Ketteler
Thomas R. Ketteler, Vice President and Treasurer

CUSIP No.	76128Y 10 2	Page	- 8 -
Schedule A
CERTAIN INFORMATION ABOUT THE EXECUTIVE
OFFICERS AND DIRECTORS OF THE REPORTING PERSON
     Set forth below is the name, principal occupation and business address of each executive officer and director of SEI, Inc.

Name	Principal Occupation	Business Address

Jay L. Schottenstein	Chairman of the Board, President and CEO of Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

David W. Thompson	President of American Signature, Inc. and an officer and member of the Board of Directors of Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

Thomas R. Ketteler	Member of the Board of Directors of Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

Irwin A. Bain	Senior Vice President, Secretary and General Counsel for Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

Gerald Greenfield	Vice President, Assistant Secretary and Assistant General Counsel for Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

Tod H. Friedman	Vice President, Assistant Secretary and Assistant General Counsel for Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207

Benton E. Kraner	Senior Vice President of Schottenstein Stores Corporation	1800 Moler Road Columbus, Ohio 43207